Exhibit 3

FOR IMMEDIATE RELEASE

November 21, 2003

Contact Information:
Nissin Co., Ltd.
Hitoshi Higaki
Managing Director and General Manager,
Operations Control Div.
Tel: (TOKYO) +81-3-3348-2424
E-mail:Info-ir@nissin-f.co.jp

Notice Regarding Formation of Business Alliance with usen Corp.

This is to notify that Nissin Co., Ltd. (hereafter referred to as “Nissin”) recently agreed to provide financial services in the business owner market in which usen Corp. (Head Office: 11-1 Nagata-Cho 2-Chome, Chiyoda-ku, Tokyo, Japan; President and CEO: Yasuhide Uno; hereafter referred to as “usen”) conducts its business.

Pursuant to this business alliance, Nissin will contribute to a new business model by combining its financial, credit and collection know-how with respect to business owners that it has developed over the years and usen’s business know-how. It is believed that the agreement will allow Nissin to accurately and promptly respond to the ever-diversifying financial needs of business owner customers. Furthermore, the agreement will enable usen to provide another support service to its clients. From Nissin’s standpoint, the agreement is a step towards improving marketing efficiency, widening its client base and improving the quality of its loan receivables.

The test-run for the alliance operations is set to begin on November 25. Full-fledged operations are projected to begin by August of next year. Please note that the impact of this agreement on Nissin’s current year financial performance will be undetermined until full-fledged operations begin.

In the future, alliances will continue to be formed with partners in a variety of industries. By combining Nissin’s credit know-how with the business know-how and client bases of its partners, Nissin expects to be able to provide more non-traditional services that respond to the ever-diversifying financial needs of business owner customers. Through such endeavors, new customer channels will be developed and the group corporate strategy will be enhanced, facilitating our efforts to become a stronger non-bank institution.

(Reference)
Outline of usen Corp.
Head Office: 11-1 Nagata-Cho 2-Chome, Chiyoda-ku, Tokyo, Japan
Established: September 7, 1964
Capital: 17,957 million (as of the end of August 2003)
No. of Employees: 4,492 (as of the end of August 2003)
Operations: Broadcasting, broadband services, stores, karaoke services and
Internet services

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